15027119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantex Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QUANTEX CLEARING, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

(PUBLIC DOCUMENT)

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Quantex Clearing, LLC
Hoboken, New Jersey

We have audited the accompanying statement of financial condition of Quantex Clearing, LLC as of December 31, 2014. This financial statement is the responsibility of Quantex Clearing's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Quantex Clearing, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 27, 2015

QUANTEX CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
Cash and cash equivalents	$ 2,644,058
Non marketable securities, at fair value	16,994
Proprietary securities	24,418
Deposit with clearing organizations	508,873
Receivables from other broker-dealers	551,728
Securities borrowed	6,696,884
Other current assets	88,097
Fixed Assets	
Furniture & Equipment	22,521
Software & Development	70,643
Total assets	$ 10,624,216
LIABILITIES & MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 492,907
Securities loaned	5,490,454
Subordinated Debentures	1,500,000
Total liabilities	7,483,361
Commitments and contingencies	
Member's Equity	3,140,855
Total liabilities and member's equity	$ 10,624,216

See accompanying notes to financial statements.

QUANTEX CLEARING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - ORGANIZATION

Quantex Clearing, LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's principal business model engages in a stock loan/stock borrow matchbook business. During 2012, the company was approved by FINRA to engage as a clearing broker for two correspondent clients with proprietary accounts, however, for the year ended December 31, 2014 the Company has not engaged in any clearing activity. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

Securities Transactions

Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with lender. At December 31, 2014 the Company has advanced cash under securities borrowed agreements of $6,696,884 With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2014, the Company has received collateral under securities loaned agreements of $5,490,454 The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables From Other Broker-Dealer and Reserve for Doubtful Accounts

The Company carries its receivables from other broker-dealers at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors which include history of past debts,

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Uses of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company, and treated as a partnership for Income taxes reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements of Investments in Securities

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the absorbability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Non Marketable Securities

As part of the acquisition of the operations of NYFIX in 2010, the Company acquired 1.91107 shares of DTCC common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs because it is a quoted price in a market that is not active.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2014.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Declining-balance
Office and other equipment	7 years	Declining-balance
Computer hardware	5 years	Declining-balance
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

NOTE 3 – REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2014, the Company had net capital, as defined, of $3,682,935 which was $3,432,935 in excess of its required net capital of $250,000.

QUANTEX CLEARING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 3 – REGULATORY REQUIREMENTS (continued)

The Company did not engage in clearing activity during the year, however, as a the Company is approved as a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2015, there was no amount of cash required to be segregated in a special reserve account for the exclusive benefit of customers.

There has been $825,000 in capital distribution through the period December 31, 2014 to February 2015.

NOTE 4 - LEASE COMMITMENTS

The Company leases its premises pursuant to a sublease agreement accounted for as an operating lease. The sublease expires on July 31, 2015. In addition, the Company leases certain of its equipment and software pursuant to an operating lease agreement.

The following is a schedule of future minimum rental payments required under all operating leases:

December 31,	
2015	57,058
Total	$ 57,058

NOTE 5 - INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company.

QUANTEX CLEARING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 6 - SUBORDINATED DEBENTURES

As of August 15, 2014 under Appendix D of the SEC Rule 15c3-1 FINRA has approved the subordinated loan agreement between Quantex Clearing, LLC and Somata Securities Ltd. in the amount of $1,500,00.00 with a maturity date of August 15, 2017. Subject to the terms and conditions, Quantex Clearing, LLC agreed to pay to the Lender a yearly interest rate of 2%. The Company is in compliance with all debt covenants as of December 31, 2014.